UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Eagle Bulk Shipping Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y2187A127
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 11 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2187A127	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Opps EB Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,706,828
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,706,828
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,706,828
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%1
14	TYPE OF REPORTING PERSON OO

_____________________

1 All calculations of percentage ownership herein are based on a total of 37,500,000 shares of Commons Stock, par value $0.01 (the “Common Stock”), of the Issuer issued and outstanding as of the close of business on October 15, 2014, as disclosed in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on October 16, 2014, which total excludes (i) 3,040,540 shares of Common Stock issuable upon exercise of the warrants (the “Warrants”) issued and distributed by the Issuer in connection with the Restructuring (as defined below), and (ii) any shares issued pursuant to a management incentive plan.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,706,828*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,706,828*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,706,828*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the sole director of OCM Opps EB Holdings, Ltd.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,706,828*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,706,828*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,706,828*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%
14	TYPE OF REPORTING PERSON CO

*	Solely in its capacity as general partner of Oaktree Capital Management, L.P.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,706,828*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,706,828*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,706,828*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,706,828*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 15,706,828*
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,706,828*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 7 of 11

Item 1.	Security and Issuer

This statement on Schedule 13D dated October 24, 2014 (this “Schedule 13D”) relates to 15,706,828 shares (the “Subject Shares”) of Common Stock, representing approximately 41.9% of the issued and outstanding Common Stock, of Eagle Bulk Shipping Inc., a Marshall Islands corporation (the “Issuer”) beneficially owned by OCM Opps EB Holdings, Ltd. (“EB Holdings”) and the other Reporting Persons identified in Item 2 below.  The address of the principal executive office of the Issuer is 477 Madison Avenue, New York, New York 10022.

Item 2.	Identity and Background

(a)-(c) & (f)

This Schedule 13D is being filed jointly, pursuant to a joint filing agreement, by: (i) EB Holdings, a Cayman Islands exempted company, whose principal business is to invest in securities; (ii) Oaktree Capital Management, L.P., a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Management”), whose principal business is to provide investment advisory services to investment funds and accounts; (iii) Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), whose principal business is to serve as, and perform the functions of, the general partner of Management; (iv) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; and (v) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and together with EB Holdings, Management, Holdings, Inc. and OCG, collectively, the “Reporting Persons”), whose principal business is to serve as, and perform the functions of, (A) the general partner of Oaktree Capital Group Holdings, L.P., a Delaware limited partnership and (B) the manager of OCG.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference into this Item 2.  Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

 (d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All Subject Shares were issued to EB Holdings by the Issuer pursuant to the Debtor’s Prepackaged Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, Docket No. 15 (the “Restructuring”). The Restructuring and the distribution of the Common Stock and the Warrants are described in more detail in the Current Report on Form 8-K filed by the Issuer on October 16, 2014.

Certain affiliates of EB Holdings were holders of debt (the “Debtholders”) issued by the Issuer pursuant to the Fourth Amended and Restated Credit Agreement, dated as of June 20, 2012 (as amended, modified, or supplemented from time to time), by and among the Issuer, as borrower, the lenders party thereto, the guarantors party thereto, and Wilmington Trust (London) Limited (the “Prepetition Credit Facility”). Pursuant to the Restructuring, on October 15, 2014, all loans and other obligations under the Prepetition Credit Facility were extinguished, with the debt holders receiving (i) new shares of the reorganized Issuer’s Common Stock equal to 99.5% of the total number of shares of Common Stock issued and outstanding on October 15, 2014, subject to dilution by the Warrants and any shares issued pursuant to a management incentive program, and (ii) a cash distribution. On October 15, 2014, the Prepetition Credit Facility was terminated.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 8 of 11

Item 4.  Purpose of Transaction

The Subject Shares were acquired by the Reporting Persons for investment purposes and for the purposes described below.

EB Holdings received the Subject Shares pursuant to the transactions described in Item 3 above, which information is hereby incorporated into this Item 4 by reference.  The description of the Registration Rights Agreement (as hereinafter defined) contained in Item 6 below is also hereby incorporated by reference into this Item 4.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by EB Holdings or by other affiliated investment funds and accounts or holding companies thereof or whether EB Holdings or any such other affiliated investment funds and accounts or holding companies thereof will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D.  However, the Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, any of which, if effected, could result in the occurrence of, among other things, any of the matters identified in Items 4(a)-(j) of this Schedule 13D. As part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may at any time consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the issuer’s Board of Directors, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages and Item 1 of this Schedule 13D is incorporated herein by reference.

Ownership percentages set forth in this Schedule 13D are based on a total of 37,500,000 shares of Common Stock issued and outstanding as of the close of business on October 15, 2014 as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on October 16, 2014, which excludes any shares of Common Stock issuable upon exercise of the Warrants and any shares issued pursuant to a management incentive plan.

EB Holdings directly holds 15,706,828 shares of Common Stock and has the sole power to vote and dispose of such Common Stock.

Management, in its capacity as the sole director of EB Holdings, has the ability to direct the management of EB Holdings’ business, including the power to vote and dispose of securities held by EB Holdings; therefore,  Management may be deemed to beneficially own the Subject Shares.

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to direct the decisions of Management regarding the voting and disposition of securities held by EB Holdings; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the Subject Shares.

OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the voting and disposition of securities held by EB Holdings. Therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities held by EB Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares.

CUSIP No. Y2187A127	SCHEDULE 13D	Page 9 of 11

(c)

Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) and (e)

Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 15, 2014, EB Holdings entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer with respect to the Common Stock.  Pursuant to the Registration Rights Agreement, the Holders (as defined in the Registration Rights Agreement and which includes EB Holdings) have, among other things and subject to the terms and conditions set forth therein, certain demand, shelf and “piggy back” registration rights with respect to shares of Common Stock held by the Holders.  Demand rights include that upon the written request of EB Holdings or one of such other Holders, the Issuer will file with the SEC a registration statement covering the resale of Common Shares beneficially owned by the requesting parties, subject to the limitations that the Issuer will not be required to file such a registration statement (a) more than once in any 90-day period (b) if the shares to be covered by such registration statement have a market price of less than $50 million.

The Registration Rights Agreement will terminate with respect to EB Holdings if (a) EB Holdings, together with its affiliates, beneficially own less than 1% of the Common Stock or (b) all of the Common Stock held by EB Holdings and its affiliates has been sold.

The foregoing description of the Registration Rights Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of such agreement, a form of which is referenced in Exhibit 2 to this Schedule 13D, and which is hereby incorporated by reference into this Item 6.

Item 7.	Material to be filed as Exhibits

The following are filed herewith or incorporated by reference as Exhibits to this Schedule 13D:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2
Registration Rights Agreement, dated as of October 15, 2014, by and between Eagle Bulk Shipping Inc. and the Holders party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by the Issuer on October 16, 2014).

CUSIP No. Y2187A127	SCHEDULE 13D	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of October 24, 2014.

OCM OPPS EB HOLDINGS, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

CUSIP No. Y2187A127	SCHEDULE 13D	Page 11 of 11

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee.  The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer
Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer
Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Jay S. Wintrob	Director of Oaktree Capital Group, LLC (effective November 1, 2014, Chief Executive Officer of Oaktree Capital Group, LLC and Oaktree Capital Management, L.P.)

Marna C. Whittington	Retired

Todd E. Molz	General Counsel and Managing Director of Oaktree Capital Group, LLC and General Counsel and Managing Director of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

B. James Ford	Managing Director of Oaktree Capital Management, L.P.

Scott L. Graves	Managing Director of Oaktree Capital Management, L.P.

Caleb S. Kramer	Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer
Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel and Managing Director of Oaktree Capital Group, LLC and General Counsel and Managing Director of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

OCM Opps EB Holdings, Ltd.

Oaktree Capital Management, L.P. is the sole director of OCM Opps EB Holdings, Ltd.

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of October 24, 2014.

OCM OPPS EB HOLDINGS, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

By:	/s/ Lisa Arakaki
Name:	Lisa Arakaki
Title:	Managing Director